Michael A. Gold Phone: (202) 295-6651 Fax: (202) 295-6716 Michael.Gold@saul.com www.saul.com

September 9, 2019

via EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Speedway Corp.
PRER14A filed August 9, 2019
File No. 0-02384

Schedule 13E-3 filed August 9, 2019
Filed by NASCAR Holdings, Inc. et al.
File No. 5-36579

Dear Ms. Chalk:

This letter sets forth the responses of International Speedway Corporation (the “Company,” “we” or “our”) to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on August 12, 2019 (the “Letter”) concerning the Staff’s review of the Company’s preliminary proxy statement and the Transaction Statement on Schedule 13E-3 filed by NASCAR Holdings, Inc. et al. on August 9, 2019.

To assist your review, we have reproduced in bold below the text of the Staff’s comments followed by the response to each comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Letter. Unless otherwise noted, references to page numbers and sections herein are to the revised version of the preliminary proxy statement on Schedule 14A and Amendment No. 2 to the Transaction Statement on Schedule 13E-3 that are being concurrently filed via EDGAR. Capitalized terms used but not defined herein have the meanings ascribed to them in the revised preliminary proxy statement on Schedule 14A and Amendment No. 2 to the Transaction Statement on Schedule 13E-3.

1919 Pennsylvania Avenue, N.W. ◆ Suite 550 ◆ Washington, D.C. 20006-3434 Phone: (202) 333-8800 ◆ Fax: (202) 337-6065
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

September 9, 2019

PRER 14A filed August 9, 2019

Litigation, pages 11 and 63

1.
Refer to comment 1 in our prior comment letter dated July 18, 2019. We note the new disclosure that no agreement in principal has been reached with respect to fees and expenses for Plaintiff’s Counsel. However, to the extent that a range of fees and expenses were discussed by the parties, please disclose. We believe that since Plaintiff’s Counsel was extensively involved in negotiating the terms of this transaction, its interest in the same should be described to the fullest extent possible.

Response: In response to the Staff’s comment, the revised preliminary proxy statement has been revised to provide the requested disclosure on page 66.

Special Factors – Background of the Merger, page 18

2.	Refer to comment 7 in our prior comment letter and your response. We are unable to locate the summary of the matters outlined in comment 7(a)-(c). Please revise or advise.

Response:  In response to the Staff’s comment, the revised preliminary proxy statement has been revised to provide the requested disclosure on pages 19, 21 and 24.

Summary of Presentations Provided by Goldman Sachs, page 39

3.
We reissue comment 11 in our prior comment letter. We are unable to locate responsive disclosure in this section explaining what specific procedures Goldman failed to follow here that would have ordinarily been followed, had it issued a fairness opinion. The reference to “certain other procedures” on page 39 is not helpful.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised on pages 39-40 to:

(a) delete the reference to “it did not perform financial analyses with a view towards those analyses supporting a fairness opinion and did not follow certain other procedures that it would ordinarily follow in connection with delivering a fairness opinion” and replace it with the clause “it did not convene a fairness committee for the purpose of rendering a fairness opinion, did not perform the financial analyses that it performed with a view towards those analyses supporting a fairness opinion and did not perform other financial analyses that it might have performed (e.g. an illustrative discounted cash flow analysis of the Company) had it been requested by NASCAR to render a fairness opinion”, and

(b) add the sentence, “The analyses and information contained in the Goldman Sachs Presentations were included by Goldman Sachs based on requests from the management of NASCAR, discussions between the management of NASCAR and the representatives of Goldman Sachs regarding what analyses and information would be helpful to the management of NASCAR at various points during the course of the transaction, and Goldman Sachs’s professional judgment and experience.”

4.
The revised language on page 40 of the revised proxy statement references non-public information reviewed and considered by Goldman in conducting its analysis. It is not clear that this non-public information is included in the forecasts and projections summarized later in the proxy statement. Please revise to include, or advise.

Response: We have been informed that NASCAR and Goldman Sachs were not in possession of non-public information with respect to the Company at the time Goldman Sachs had conducted its analyses. We have also been informed that Goldman Sachs’s analyses were based on (i) publicly available information with respect to the Company related to historical and future periods, including forward looking Wall Street analyst estimates with respect to Company EBITDA through 2020 as reported by Institutional Brokers’ Estimate System (“IBES”), and (ii), with respect to future periods for which publicly available information with respect to the Company was not available, (a) projections for 2018 through 2022 extrapolated by NASCAR management based on actual 2017 cash distributions from equity investments reported by the Company and  (b) Company EBITDA projections for 2021 and 2022 extrapolated by NASCAR management based on the Company projected EBITDA reported by IBES as referenced in clause (i) and in the case of (ii)(a) and (ii)(b), assumptions regarding growth described on page 57.  Goldman Sachs’s analyses were presented to NASCAR prior to NASCAR’s initial receipt of non-public Company information during the diligence process for the Merger and were not later supplemented once the diligence process had commenced.  Accordingly, the preliminary proxy statement has been revised on page 40 to delete the reference to non-public information of the Company and on page 57 to include the projections that had been extrapolated by NASCAR management.

5.	To the extent additional projections disclosure is included in response to our last comment above, we direct your attention to comment 14 in our July 18, 2019 letter.

Response: In response to the Staff’s comment, the preliminary proxy statement has been revised on page 57 to provide the requested disclosure with respect to the additional projections disclosure that was included in response to comment 4 above.

6.
In the third from the last paragraph on page 41, you state that the foregoing is a “summary of certain of the material financial analyses contained in the Goldman Sachs Presentations.” Please revise to confirm that all material financial analyses are described.

Response: We confirm that all material financial analyses contained in the Goldman Sachs Presentations have been summarized in the proxy statement.  In response to the Staff’s comment, the preliminary proxy statement has been revised on page 42 to delete “certain of” from the language quoted in the Staff’s comment above.

September 9, 2019

The Goldman Sachs Presentations, page 41

7.	Revise this section generally to provide the results yielded by each of the analyses conducted by Goldman.

Response: In response to the Staff’s comment, the revised preliminary proxy statement has been revised to provide the requested disclosure on pages 42-45.

Preliminary Valuation Analysis provided by Plaintiff’s Counsel, page 64

8.	Clarify whether Plaintiff’s Valuation Materials (dated February 12, 2019) were assembled by Plaintiff’s Counsel, by Global Economics Group, or some other third party.

Response:  In response to the Staff’s comment, the revised preliminary proxy statement has been revised to provide the requested disclosure on page 66.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (202) 295-6651.

Sincerely,

/s/ Michael A. Gold
Michael A. Gold

cc:	International Speedway Corporation
W. Garrett Crotty
Benjamin Odom

NASCAR Holdings, Inc.
Karen Leetzow

Wachtell, Lipton, Rosen & Katz
Edward D. Herlihy
David E. Shapiro

Baker Botts L.L.P.
Jonathan Gordon
Beverly B. Reyes